Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 4 dated January 15, 2026

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$500,000,000

Trade Date:	January 15, 2026

Original Issue Date:	January 23, 2026 (T+5)

Stated Maturity Date:

January 23, 2030; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from January 23, 2026

Agent Discount (Gross Spread):	0.25%

All-in Price (Net of Agent Discount):	99.75%, plus accrued interest, if any, from January 23, 2026

Net Proceeds:	$498,750,000

Base Rate:	Compounded SOFR

Spread:	+74 basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January 23, April 23, July 23 and October 23, commencing April 23, 2026, and at maturity.

Calculation Agent:

References to the Calculation Agent shall mean Wells Fargo Securities, LLC, an affiliate of the Company, acting in its capacity as Calculation Agent, and its successors and assigns or any other calculation agent appointed by the Company.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on January 23, 2029 or (ii) in whole at any time or in part from time to time, on or after December 23, 2029, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus.

Listing:	None

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$435,500,000

Agents (Joint Lead Managers):	Academy Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.	2,500,000 2,500,000 2,500,000 2,500,000

Agents (Senior Co-Managers):	C.L. King & Associates, Inc. Drexel Hamilton, LLC Falcon Square Capital LLC Mischler Financial Group, Inc.	2,000,000 2,000,000 2,000,000 2,000,000

Agents (Co-Managers):

ABN AMRO Capital Markets (USA) LLC

BMO Capital Markets Corp.

CaixaBank, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

M&T Securities, Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

PNC Capital Markets LLC

1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SEB Securities, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

American Veterans Group, PBC

CastleOak Securities, L.P.

Great Pacific Securities

Multi-Bank Securities, Inc.

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

Desjardins Securities Inc.

		1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,500,000 1,000,000 1,000,000 1,000,000

	Total:	$500,000,000

Supplemental Plan of Distribution:

On January 15, 2026, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.75%, plus accrued interest, if any, from January 23, 2026. The purchase price equals the issue price of 100.00% less a discount of 0.25% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal Income Tax Considerations:	Tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4C4

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement” and “Risks Relating To Our Securities Generally—One Of Our Affiliates May Act As The Calculation Agent With Respect To Our Securities And, As A Result, Potential Conflicts Of Interest Could Arise.”

Sales Restrictions

The sales restrictions contained in the accompanying prospectus for the United Kingdom shall be replaced with the following:

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)

a retail client as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of assimilated law by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); or

(ii)

a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2(e) of the EU Prospectus Regulation as it forms part of assimilated law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”); or

(iv)	not a qualified investor as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105) (the “POATR”); and

(b)

the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe for those notes.

Consequently, no key information document required by the EU PRIIPs Regulation (as defined in the accompanying prospectus) as it forms part of assimilated law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the United Kingdom has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

References in this section titled “Prohibition of Sales to United Kingdom Retail Investors” to United Kingdom legislation include any successor legislation to that legislation.

Notice to Prospective Investors in the United Kingdom

This pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to (as applicable) an (i) exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of notes or (ii) an exemption from the prohibition on offers to the public under the POATR. For the avoidance of doubt, while this document is described as a prospectus (and any accompanying document as a prospectus supplement), neither this document nor any accompanying document is a prospectus for the purposes of the UK Prospectus Regulation or the POATR (as applicable).

In the United Kingdom, this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) are being distributed only to, and are directed only at, “non-retail investors” (being persons who are not “retail investors” as defined in the section above titled “Prohibition of Sales to United Kingdom Retail Investors”) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order, or (iii) other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) relates is only available to, and will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) or any of their contents. Each person in the United Kingdom who purchases notes will be deemed to have represented and warranted that they are a relevant person.

References in this section titled “Notice to Prospective Investors in the United Kingdom” to United Kingdom legislation include any successor legislation to that legislation.

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